OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

CREMA CO.
548 Market Street,
San Francisco, CA 94104
https://crema.co
Phone Number: (415) 343-0222



UP TO $750,000 OF CROWD NOTES

Crema Co (Formal) ("Crema")," "the company," "we," or "us"), is offering up to $750,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by August 2, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by August 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to August 2 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Crema Co is a C Corporation incorporated on February 13, 2015 under the laws of Delaware. Crema is an internet-based coffee marketplace that enables customers to order specialty coffee directly from 19 small-batch coffee roasters around the United States. Crema's subscribing customers can order from a range of coffee roasters producing over 60 different types of coffee. The company has developed a platform that is able to make personalized recommendations to its customers based on their preferences and shares detailed background stories on the products.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/crema.co/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



foundation by crowdcheck

THE TEAM

Officers and Directors

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the company?
Officers:				
Tyler Tate	Co-founder, President and CEO	32	February 2015	Yes
Emily McIntyre	Co-founder and Coffee Director	32	February 2016	Yes
Directors:				
Tyler Tate	Sole Director	32	February 2015	Yes

Tyler Tate
Co-founder and CEO of Crema. Between 2009 and 2014, he was co-founder at Twigkit (an enterprise search software), and was the first lead designer at Nutshell (a SaaS Customer Relationship Management company). In each case, he has used product strategy, intuitive design, and agile software development to play his part in envisioning, designing, and building products from the ground up. Tyler is also co-author of the book *Designing the Search Experience* (Morgan Kaufmann, 2013), and has spoken on the topic at numerous conferences. While at Twigkit, Tyler consulted for organizations such as the Financial Times, Thomson-Reuters, Qualcomm, Vodafone, ITV, Rolls-Royce, BASF, and Gemalto, helping them design search-driven applications. Tyler graduated with a BA degree in Media and Communications from Asbury University and spent 4 months in 2016 in the 500 Startups Accelerator program. He spent seven years in the United Kingdom (London and Cambridge), lived in Seattle, and currently resides in the San Francisco Bay area.

Emily McIntyre
Co-founder and Coffee Director of Crema.co. As Coffee Director Emily performs the duties of a Chief Operating Officer heading up business development, web content, customer engagement, and relationship management with our coffee roaster business partners. She also cofounded Catalyst Coffee Consulting in 2015, providing solutions for the coffee value chain, particularly Ethiopia where she lived for a year. Since January 2013 she has consulted, written, and lectured on branding, messaging, and marketing for venues like SCA (Specialty Coffee Association), COSTCO Connections, and Alliance for Coffee Excellence, producing hundreds of coffee-centric articles, guides, videos, and essays for many trade and consumer publications. Her experience with the coffee business spans from cafe management to operations, consulting, event management, and brand development. Originally from Montana, grew up in Missouri and after time in Colorado and Los Angeles, relocated to Portland, Oregon.

Related Party Transactions

Since the beginning of the issuer's last fiscal year, there have not been any related party transactions.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

- **You will be bound by an investment management agreement, which limits your voting rights.** As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

- **The reviewing CPA has issued included a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **This is an early stage company.** It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price products right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our principal operations and are subject to significant risks and uncertainties, including failing to secure funding to reach a stage when we profitably operate the business.

- **The company has realized significant operating losses to date and expects to incur losses in the future.** The company has operated at a loss since inception, and these losses are likely to continue. Our net loss for 2016 was $ 141,356 and the net loss for 2015 was $ 142,068. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

- **We have a small management team.** We depend on the skills and experience of our co-founders and management who are both integral to the business. If the company is not able to call upon them for any reason, its operations and development could be harmed.

- **The online coffee market is a crowded place**. There is a lot of activity in the online coffee sales space—many different coffee roasters or 'coffee curators' are selling coffee subscriptions similar to ours. The market has not yet seen significant consolidation and no leaders have emerged so far. We believe that our offering and business strategy will help us capture a significant portion of the marketplace, but there is no guarantee this will happen. It is possible that one or more of our competitors will be more successful, which could negatively impact our potential for growth and ability to turn a profit.

- **Some of our competitors have significantly more resources than we do.** Some of our competitors are clearly established large coffee companies such as Starbucks and Blue Bottle. These big companies have significantly more resources at their disposal than we do and there is a chance that they will be able to squeeze out smaller companies like ours from the online coffee marketplace.

- **The market trends we are anticipating in the specialty coffee industry may not happen.** There is no guarantee that predictions on growth in the gourmet subcomponent of the coffee market outpacing the growth of the market as a whole, particularly among millennials, will continue. While we have seen significant growth in specialty coffee consumption in the past few years, you cannot be sure that these trends will continue or that we will be able to capture a larger percentage of the market.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of April 30, 2017, are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Tyler Tate	3,000,000 common shares	87%
Emily McIntyre	1,000,000 common shares of which 433,333 have vested as of April 30, 2017	13%

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert into Preferred Stock in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- At a discount of 20% to the price in the qualified equity financing, subject to a $4 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 5%, compounded quarterly.

As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights in the future.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $300,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $750,000 from investors on a first come first serve basis through Regulation Crowdfunding before the deadline of August 2, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering")

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Other classes of securities of the company

The following descriptions summarize important terms of the existing securities of Crema and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company.

Common Stock

The Company has authorized 10,000,000 shares of its $0.0001 par value common stock. The Company has reserved 550,000 shares of common stock for issuance under the 2015 Stock Incentive Plan. 550,000 stock options are currently authorized for the option pool of which 131,172 were issued.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, if any, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series or any classes of preferred stock that we may designate in the future.

Convertible Promissory Notes

The company has issued a number of convertible notes as follows:

SAFE Agreements

In 2016 and 2015, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $25,000 and $150,000, respectively. The SAFE Agreements entitle the holder to convert the SAFE agreements into the company's preferred stock (which has not yet been issued). The terms provide for automatic conversion of the SAFE agreements' purchase amounts totaling $175,000 as of December 31, 2016 (the "Purchase Amount") into the company's preferred stock upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $2,500,000 pre-money valuation on the Company's then outstanding capitalization, or b) a 30% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event, the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company's then outstanding capitalization.

Holders of the SAFE have certain preferences and anti-dilution protections and would receive same rights and privileges of the preferred stock from the triggering financing.

KISS Agreements

On November 8, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $150,000. The instrument has no set maturity or interest rate.

The conversion will occur upon a qualified financing where the company sells preferred stock for total proceeds of $1,000,000 or greater. In such an event, the instrument's face value will automatically convert to a 6% interest in the fully diluted capitalization of the company.
If and upon a corporate transaction in which a shift of at least 50% of controlling interests occurs, the KISS becomes convertible into the target interest of 6% of the Company's fully diluted capitalization, or becomes payable to the noteholder. Such funds in this case would take priority over any other cash distributions.

If no conversions have occurred prior to the eighteen-month anniversary of the instrument, the noteholder may elect to convert the KISS into 6% of the Company's fully diluted capitalization.

As of December 31, 2016, the KISS had not been converted and remained outstanding in the full principal amount.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the notes convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

Results of Operations

The company's net revenues were $47,877 for the year ended December 31, 2016, an 610% increase compared with $6,740 for the year ended December 31. 2015, primarily due to an increase in subscribers. The company's revenues were primarily derived from platform fees collected on customer orders.

Cost of revenue primarily consists of postage, credit card process fees, and packaging materials. Cost of revenues in 2016 was $32,361, a 392% increase from 2015 when cost of revenues was $6,578, primarily due to an increase in customer orders. We had a nominal amount of profit in 2015 and our gross profit (revenues less the cost of producing those revenues) increased to $15,516 in 2016.

The company's operating expenses consist of payroll, marketing and advertising, general and administrative costs, and online infrastructure. Operating expenses in 2016 amounted to $156,872, a 10% increase from $142,230 in 2015. The primary reason for this minor increase was additional spending on advertising.

As a result of the foregoing factors, the company's net losses for the year ended December 31, 2016 were $141,356, a minor decrease from the company's losses of $142,068 in 2015.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from operations, these only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded net losses from the time of inception up to December 31, 2016 in the total amount of $283,424.

The company was initially capitalized by equity investments from its shareholders in the amount and loans from the issuance of notes. The principal amount of notes including SAFE Agreements outstanding as of December 31, 2016 was $325,000.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

The company had approximately $4,800 cash on hand as of March 31, 2017. Currently, we estimate our burn rate (net cash out) to be on average $20,000 per month.

Indebtedness

The company does not have any significant debts.

Recent Offerings of Securities

The company has not issued any securities since inception other than common stock issued to the founders.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to SeedInvest and legal, accounting and related expenses), will be approximately $270,000. We plan to use these proceeds to fund approximately 12 months of operations as follows:

- Approximately $200,000 for salaries and consulting fees, payments to our sub-contractors. This will include approximately $5,900/month in salary for each of the company's co-founders.

- Approximately $40,000 for marketing and sales related expenses.

- Approximately $30,000 for operating expenses, which includes approximately $10,000 for our web infrastructure.

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this point.

If we raise the Maximum Amount of $750,000, the net proceeds of this offering to the issuer will be approximately $700,000. We plan to use these proceeds to fund approximately 18 months of operations as follows:

- Approximately $350,000 for salaries and consulting fees and payments to our sub-contractors. This will include approximately $7,000/month in salary for each of the company's co-founders.

- Approximately $300,000 for marketing and sales related expenses.

- Approximately $50,000 for operating expenses, which includes approximately $14,000 for our web infrastructure.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at crema.co which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/crema.co/seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.